CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2007	March 31, 2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$6,183,575	$2,916,194
Amounts receivable and prepaids	206,809	112,441
Balances receivable from related parties (note 6)	510,173	5,714,191
	6,900,557	8,742,826

Equipment (note 4)	22,915	25,462
Mineral property interests (note 5)	–	–

	$6,923,472	$8,768,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$383,065	$78,012

Shareholders' equity
Share capital	27,540,054	27,287,248
Contributed surplus	2,234,943	2,295,248
Deficit	(23,234,590)	(20,892,220)
	6,540,407	8,690,276
Nature and continuance of operations (note 1)
Commitment (note 7)

	$6,923,472	$8,768,288

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Expenses
Amortization	$1,273	$1,989	$2,546	$3,979
Conference and travel	2,543	42,526	4,086	42,832
Exploration (schedule)	1,667,197	301,176	2,134,696	393,629
Legal, accounting, and audit	3,496	6,127	6,860	9,694
Management and consulting	6,683	25,195	30,659	49,297
Office and administration	43,911	34,567	97,798	60,271
Property investigation	836	9,919	1,364	11,805
Salaries and benefits	74,620	63,051	122,516	112,552
Shareholder communication	18,688	22,394	31,881	30,843
Trust and filing	7,999	4,741	9,099	5,539
	1,827,246	511,685	2,441,505	720,441

Other items
Foreign exchange loss (gain)	82,511	(9,997)	171,466	(2,891)
Loss on sale of equipment	–	–	–	1,678
Gain on sale of marketable securities	–	–	(68,992)	–
Write down of mineral property interest (note 5(a))	–	–	–	55,929
Interest income and other	(92,552)	(34,941)	(201,609)	(78,430)
	(10,041)	(44,938)	(99,135)	(23,714)

Loss for the period	$1,817,205	$466,747	$2,342,370	$696,727

Deficit, beginning of period	$21,417,385	$19,745,762	$20,892,220	$19,515,782

Deficit, end of period	$23,234,590	$20,212,509	$23,234,590	$20,212,509

Basic and diluted loss per share	$0.03	$0.01	$0.04	$0.01

Weighted average number
of common shares outstanding	63,204,364	52,459,473	63,077,615	52,459,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Six months ended		Year ended
	September 30, 2007		March 31, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	62,949,473	$27,287,248	52,459,473	$23,997,068
Private placement at $0.50 per share, net of issue costs	–	–	10,490,000	5,097,607
Fair value of warrants issued	–	–	–	(1,807,427)
Exercise of share purchase warrants at $0.55 per share	350,000	192,501	–	–
Fair value of warrants allocated to shares issued on exercise	–	60,305	–	–
Balance at end of the period	63,299,473	$27,540,054	62,949,473	$27,287,248

Contibuted surplus
Balance at beginning of the period		2,295,248		487,821
Fair value of warrants issued		–		1,807,427
Fair value of warrants allocated to shares issued on exercise		(60,305)		–
Balance at end of the period		$2,234,943		$2,295,248

Deficit
Balance at beginning of the period		(20,892,220)		(19,515,782)
Loss for the period		(2,342,370)		(1,376,438)
Balance at end of the period		$(23,234,590)		$(20,892,220)

TOTAL SHAREHOLDERS' EQUITY		$6,540,407		$8,690,276

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Six months ended September 30
Cash provided by (used in)	2007	2006	2007	2006

Operating activities
Loss for the period	$(1,817,205)	$(466,747)	$(2,342,370)	$(696,727)
Items not involving cash
Amortization	1,273	1,989	2,546	3,979
Loss on sale of equipment	–	–	–	1,678
Gain on sale of marketable securities	–	–	(68,992)	–
Write down of mineral property interest	–	–	–	55,929
Changes in non-cash working capital items
Amounts receivable and prepaids	(83,335)	(55,708)	(94,369)	(32,562)
Balances receivable from related parties	(324,238)	(11,544)	(542,489)	120,052
Accounts payable and accrued liabilities	291,957	39,606	305,057	38,801
Cash used in operating activities	(1,931,548)	(492,404)	(2,740,617)	(508,850)

Investing activities
Proceeds from sale of equipment	–	–	–	3,445
Loan to a related party	–	–	5,500,000	–
Proceeds from sale of marketable securities	–	–	315,497	–
Cash provided by investing activities	–	–	5,815,497	3,445

Financing activities
Issuance of share capital, net of costs	192,501	–	192,501	–
Cash provided by financing activities	192,501	–	192,501	–

(Decrease) increase in cash and cash equivalents	(1,739,047)	(492,404)	3,267,381	(505,405)

Cash and cash equivalents, beginning of period	7,922,622	4,524,932	2,916,194	4,537,933

Cash and cash equivalents, end of period	$6,183,575	$4,032,528	$6,183,575	$4,032,528

Components of cash and cash equivalents are as follows:
Cash	$287,240	$259,474	$287,240	$259,474
Bankers acceptances	5,896,335	3,773,054	5,896,335	3,773,054
	$6,183,575	$4,032,528	$6,183,575	$4,032,528

Supplementary cash flow information:

Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-
Interest received	$92,552	$34,941	$201,609	$78,430

Non cash investing activities:
Receipt of common shares of Rockwell Diamonds Inc.	$-	$-	$246,506	$-
representing payment of loan interest (note 6(b))

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

All Properties	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Exploration Cost
Assays and analysis	$85,244	$22,953	$101,271	$32,967
Engineering	4,893	–	4,893	–
Environmental	–	–	–	197
Equipment rental	25,990	15,733	66,319	18,827
Freight	13,003	557	14,780	557
Geological	820,618	178,148	1,168,068	236,611
Graphics	2,875	472	7,808	2,006
Helicopter	377,914	29,341	377,914	29,341
Property fees and assessments	23,726	–	25,546	200
Property option payments	10,000	–	10,000	–
Site activities	284,609	34,594	336,777	51,106
Travel and accommodation	18,325	19,378	21,320	21,817
Incurred during period	1,667,197	301,176	2,134,696	393,629
Cumulative expenditures, beginning of the period	13,817,074	10,429,203	13,349,575	10,336,750
Cumulative expenditures, end of the period	$15,484,271	$10,730,379	$15,484,271	$10,730,379

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the “Company”) is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the six months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2008.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2007, which are available on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company’s control and primary beneficial ownership.

All material inter-company balances and transactions have been eliminated.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income depending on the classification the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at September 30, 2007, the Company had no accumulated other comprehensive income and for the three and six months ended September 30, 2007, comprehensive income (loss) equals net loss.

The application of these new standards has had no impact on the Company’s financial statements as at and for the six months ended September 30, 2007, and as such, a statement of comprehensive income has not been included in these financial statements.

4.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
September 30, 2007
Site equipment	$77,551	$(54,636)	$22,915
Total	$77,551	$(54,636)	$22,915

March 31, 2007
Site equipment	$77,551	$(52,089)	$25,462
Total	$77,551	$(52,089)	$25,462

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS

Tulox Property

On May 7th, 2007, the Company entered into an agreement with Sitec Ventures Corp. (“Sitec”) for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Sitec, an inactive NEX-listed public company. The agreement is subject to certain conditions along with regulatory approval. Under the agreement, the Company will receive a 3% net smelter royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property by Sitec, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property. The agreement is currently expected to close before the end of the calendar year.

Peak Property

On September 27, 2007, the Company entered into a letter agreement with a private arms length company for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the “Effective Date”). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date.

Pond Property

On September 27, 2007, the Company entered into a letter agreement with a private arms length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the “Effective Date”). Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	September 30, 2007	March 31, 2007
Hunter Dickinson Inc. (a)	$510,173	$21,314
Rockwell Diamonds Inc. (b)	–	5,692,877
Total	$510,173	$5,714,191

	Three months ended		Six months ended
	September 30		September 30
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$655,203	$226,694	$944,832	$369,032 2
Rockwell Diamonds Inc. (b)	–	–	53,629	–
Farallon Mineral Mexicana (c)	–	–	–	3,445

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative and technical services.

(b)

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. (“Rockwell”), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. For the six months period ended September 30, 2007, interest income of $53,629 was recorded on the promissory note.

On June 21, 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,497 and recorded a corresponding gain of $68,992 on the sale of the securities.

(c)

Farallon Minera Mexicana (“FMM”) is a subsidiary of Farallon Resource Ltd., a publicly traded company which has certain directors in common with the Company. During the six month period ended September 30, 2006, the Company sold two used vehicles with a book value of $nil to FMM at market value, for proceeds of 35,000 Peso ($3,445).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended September 30, 2007
(Unaudited – Expressed in Canadian Dollars)

7.	COMMITMENT

During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units at a price of $0.50 per unit, which included the issuance of 4,490,000 flow-through units. Expenses to be incurred from the proceeds of the flow-through-units were renounced to investors on December 31, 2006. In accordance with the flow-through provisions of the Canadian Income Tax Act, the Company is obligated to spend the proceeds from the flow-through-units, of approximately $2.3 million, by December 31, 2007.